ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

January 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Thomas Jones Heather Clark

Re:	Climate Real Impact Solutions II Acquisition Corporation Registration Statement on Form S-1 Filed January 8, 2021 File No. 333-251983

Ladies and Gentlemen:

On behalf of Climate Real Impact Solutions II Acquisition Corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are filing with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement filed with the Commission on January 8, 2021 (the “Registration Statement”). Amendment No. 1 reflects revisions to the Registration Statement made in response to the comment letter dated January 13, 2021 from the staff of the Commission (the “Staff”), as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff a copy of Amendment No. 1, which has been marked to indicate the changes from the Registration Statement.

For reference purposes, the comment contained in the Staff’s letter dated January 13, 2021 is reproduced below in italics and the corresponding response is shown below the comment.  All references to page numbers in the Company’s response are to the page numbers in Amendment No. 1.

Securities and Exchange Commission	- 2 -	January 19, 2021

Registration Statement on Form S-1 filed January 8, 2021

Our amended and restated certificate of incorporation will require, page 72

1.          We note the disclosure indicates the federal district courts will be the exclusive forum for Securities Act claims while section 12.1 of exhibit 3.2 specifies the Delaware Court of Chancery as the exclusive forum. Please reconcile and if the federal courts are the exclusive forum for Securities Act claims, please revise the disclosure to address any uncertainty around the enforceability of the provision, given the concurrent jurisdiction provided in Section 22 of the Securities Act. Please also disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 155 in Amendment No. 1 accordingly. Additionally, the Company has revised its form of the Amended and Restated Certificate of Incorporation and is filing the revised form as Exhibit 3.2 to Amendment No. 1.

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Securities and Exchange Commission	- 3 -	January 19, 2021

We hope that the foregoing has been responsive to the Staff’s comment.  If you have any questions about this letter or require any further information, please call the undersigned at (212) 596-9515 or Emily J. Oldshue of our offices at (617) 951-7241.

Very truly yours,

/s/ Paul D. Tropp
Paul D. Tropp

cc:	David Crane Emily J. Oldshue